Exhibit 99.(a)(5)(i)

H&Q LIFE SCIENCES INVESTORS
NOTES TREATMENT OF “ODD LOT” ACCOUNTS IN TENDER OFFER

BOSTON, MA, May 25, 2011—H&Q Life Sciences Investors (NYSE: HQL) (the “Fund”) today noted, in response to inquiries from shareholders, the treatment of “odd lots” of the Fund’s shares (i.e., fewer than 100 shares) in connection with the Fund’s current tender offer for outstanding shares (the “Tender Offer”).  As set forth in the Offer Notice and related documents for the Tender Offer, the Fund is offering to acquire for cash up to 35% of its outstanding shares (the “Offer Amount”) at a price equal to 98% of the Fund’s NAV per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (“Pricing Date”).  The Tender Offer commenced on May 3, 2011, and will expire at 11:59 p.m., Eastern time, on May 31, 2011, unless extended (the “Expiration Date”).  In the event that the number of shares properly tendered and not withdrawn prior to the Expiration Date exceeds the Offer Amount, the Fund will, upon the terms and subject to the conditions of the Tender Offer, purchase the Offer Amount on a pro rata basis from all shareholders who tender shares pursuant to the Tender Offer, including holders of “odd lots.”  There can be no assurance that the Fund will be able to purchase all the shares that a shareholder tenders, even if such shareholder tenders all of such shareholder’s shares and even if such shareholder owns fewer than 100 shares in the aggregate.  Shareholders may withdraw their tenders at any time prior to the Expiration Date.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer Notice and related Letter of Transmittal, which were mailed on or about May 3, 2011 to record holders of shares.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer will be made only by an Offer Notice, a related Letter of Transmittal and other documents which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Shareholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits, as they contain important information about the Tender Offer. Shareholders may obtain further information regarding the Tender Offer from The Altman Group, Inc., the Information Agent for the Tender Offer, by calling (877) 361-7969.

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H&Q Life Sciences Investors is a closed-end fund that invests in public and private companies in the life sciences industry. Hambrecht & Quist Capital Management LLC, based in Boston, serves as investment adviser to the Fund. Shares of the Fund can be purchased on the New York Stock Exchange through any securities broker.

For more information about H&Q Life Sciences Investors, please visit www.hqcm.com